BRUUSH ORAL CARE INC.

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

January 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Benjamin Ritchie

Re:	Bruush Oral Care Inc.
Withdrawal of Acceleration Request - Registration Statement on Form F-1, File No. 333-269030

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 12, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, January 13, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact our counsel, Lahdan S. Rahmati of Lucosky Brookman LLP at (310) 948-9968 with any questions you may have regarding this request.

Sincerely yours,

BRUUSH ORAL CARE INC.

/s/ Aneil S. Manhas
Aneil S. Manhas
Chief Executive Officer